

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

April 6, 2017

Christopher A. Wright
Chief Executive Officer
Liberty Oilfield Services Inc.
950 17th Street, Suite 2000
Denver, Colorado 80202

> **Re: Liberty Oilfield Services Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed March 13, 2017**
> **Response dated March 20, 2017**
> **File No. 333-216050**

Dear Mr. Wright:

    We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 8, 2017 letter.

Prospectus Summary, page 1

1.   We have considered your revisions and response to prior comment 1. Please supplementally provide us with highlighted copies of the materials, both publicly available and customer-prepared, that served as the basis for these assertions regarding your innovations in stimulation design and execution which complete more productive and cost effective wells in shorter times for your clients. Alternatively, please revise to clarify that these statements constitute your belief.

Prospectus Summary

Liberty Oilfield Services Inc.

Industry Trends and Market Recovery, page 2

2.   Please further supplement your disclosure in the section pertaining to stabilized hydrocarbon prices, to the extent material, to address potential trends that may be extrapolated from your reduced revenue per average active HHP, which you attribute to continued service pricing decreases in your period to period comparisons in the MD&A section.

Prospectus Summary, page 1

Corporate Reorganization, page 8

3.   We have read your response to prior comments 6 and 7 regarding the policies that you will apply in recognizing tax assets and liabilities under your Tax Receivable Agreements when unit holders elect redemption, and in adjusting those accounts for subsequent changes in circumstances. We understand from various disclosures that you expect some unit holders will elect redemption at the time of the offering, and that you will utilize offering proceeds to acquire some units of Liberty LLC.

        Please disclose your expectations regarding the number of units to be acquired and the extent to which cash or Class A common shares will be utilized. As you indicate uncertainty regarding the number of elections that will occur in connection with the offering, also disclose the range of reasonably possible redemptions, along with the accounting effects associated with each scenario, including the tax assets, valuation allowances and liabilities that would be recorded in your financial statements.

4.   Please expand your disclosures to describe the utility/purpose of the call right and the circumstances that will lead you to exercise this right and acquire LLC units directly, rather than having Liberty LLC acquire the units when redemptions occur. Also describe the circumstances that will determine whether you will utilize cash or issue Class A common shares as consideration for the units of Liberty LLC.

5.   Please expand your disclosure to clarify whether payments under the Tax Receivable Agreements are limited to periods subsequent to an exchange; also whether payments will include any consideration relative to the unit holders interest in Liberty LLC prior to an exchange, incremental to the tax assets that are expected to arise based on the value of cash paid or Class A common shares issued to acquire the units.

<u>The Offering, page 15</u>

6.   Please revise to disclose the voting interests of the Liberty Unit Holders and other Legacy Owners for their respective shares of Class A and Class B common stock after giving effect to this offering.

<u>Part II. Information Not Required in Prospectus</u>

<u>Item 16. Exhibits and financial statement schedules, page II-2</u>

7.   We note your revised disclosure in the prospectus regarding the Stockholders' Agreement you plan to execute with certain principal stockholders. Please file this agreement as an exhibit to your registration statement.

        You may contact Joseph Klinko, Staff Accountant, at (202) 551-3824 or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 or, in his absence, me at (202) 551-3642 with any other questions.

                                        Sincerely,

                                        /s/ Loan Lauren P. Nguyen

                                        Loan Lauren P. Nguyen
                                        Legal Branch Chief
                                        Office of Natural Resources

cc: David P. Oelman
        E. Ramey Layne
        Vinson & Elkins L.L.P.